
SEC MAIL PROCESSING
RECEIVED
WASH. D.C.
SECTION

AB 9/28



SECURI 05076753 ON

ANNUAL AUDITED REPORT FORM X-17A-5(A) PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response......	12.00

SEC FILE NUMBER
8- 15404

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 1, 2004 (MM/DD/YY) AND ENDING June 30, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Maguire Investments, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1862 S Broadway, Suite 100
(No. and Street)

Santa Maria, CA 93454
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stephen P Maguire 805-922-6901
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

James C. Chamber,s Certified Public Accountant
(Name – *if individual, state last, first, middle name*)

1458 West Tefft	Nipomo	CA	93444
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
OCT 03 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Stephen P. Maguire, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Maguire Investments, Inc, as of June 30, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

President

Title

SEE ATTACHED

Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JURAT

State of California

County of Santa Barbara

Subscribed and sworn to (or affirmed) before me on

this 18 day of October, 2005,

by Stephen P. Maguire

personally known to me or proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.


LUCY E. GRIFFITH
Commission # 1446651
Notary Public - California
Santa Barbara County
My Comm. Expires Nov 3, 2007

(seal) Signature [signature]

NOTE 6 - LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

There were no borrowings under subordination agreements at June 30, 2005

NOTE 7 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c 3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1.) At June 30, 2005, the Company had net capital of $3,043,232 which was $3,293,232 in excess of its required net capital of $250,000. The Company's net capital ratio was .023 to 1.

NOTE 8 - PROVISION FOR INCOME TAX

The income tax provision of $32,026 is calculated on taxable income for the fiscal year. No accrual of deferred income taxes has been recorded, they have been deemed immaterial to the financial statements taken as a whole. Federal and California income taxes receivable were $63,233 and $15,097, respectively at June 30, 2005.

NOTE 9 - EARNINGS PER SHARE

Earnings per share of common stock was computed by dividing net income by the average number of common shares outstanding for the year (10,000 shares).

NOTE 10 – EXEMPTIONS FROM CERTAIN REQUIREMENTS

The firm is exempt under Rule 15c3-3 (k)(2)(ii) from providing a Computation for Determination of Reserve Requirements and providing Information Relating to the Possession or Control Requirements required under Rule 15c3-3. The firm is an introducing firm acting on behalf of a clearing firm. They meet all requirements for this exemption. Consequently, the corresponding schedules are not presented in the financial statements or supplementary information.

By Certified Mail: 7004 1350 0004 4011 2350


NASD

October 4, 2005

Stephen Maguire
Maguire Investments, Inc.
1862 S. Broadway, Suite 100
Santa Maria, CA 93454

Dear Mr. Maguire:

This acknowledges receipt of your June 30, 2005, annual filing of audited financial statements made pursuant to Securities and Exchange Commission (SEC) Rule 17a-5(d) (the Rule). The report as submitted appears deficient in that it did not contain:

a.) A Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3. If this is not applicable, you must indicate the exemption under SEC Rule 15c3-3 the firm operates; and,

b.) Information Relating to the Possession or Control Requirements under Rule 15c3-3. If this is not applicable, you must indicate the exemption under SEC Rule 15c3-3 the firm operates.

Therefore, your submission cannot be considered to comply with the requirements of the Rule. The text of the Rule is reproduced in the NASD Manual under the section titled SEC Rules & Regulation T, and we suggest that you review it with your independent accountant.

Pursuant to the provisions of NASD Rule 8210, we request that you immediately send one copy of the items listed above to this office and the SEC regional or district office, and two copies to the SEC Washington, D.C. office. Your submissions must include a new completed Part III Facing Page, a copy of which is enclosed for your convenience.

Please attend to this matter by **October 21, 2005**. If you have any questions, please contact Arash Etemad, Associate Examiner, at 213-613-2686.

Sincerely,

David S. Anderson
Supervisor

END

Enclosure: Form X-17A-5 Part III Facing Page